Exhibit 99.14

CONSENT OF GEOLOGIST

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan” dated December 21, 2018, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated:  March 13, 2020

Per:
  (signed) "Allan Armitage"
___________________________
Name: Allan Armitage, Ph.D., P.Geo.
Title: Senior Resource Geologist
SGS Geostat